Exhibit 99.2

From: Andrew Dahlkemper

Date: December 14, 2011

Subject: Dolby Rewards – Exchange Program Proposal

Dear Dolby Employees,

Our equity award programs are designed to reward you for your contributions and commitment to Dolby’s success, and to give you a potential ownership stake in Dolby’s future. As you know, the market price of our Common Stock declined significantly throughout fiscal 2011. As a result, many employees are holding stock options that are now “underwater.”

In response, we have proposed and our Board of Directors has authorized, subject to stockholder approval, a one-time stock option exchange program. If approved by our stockholders, the program would allow eligible employees to exchange certain underwater stock options for a lesser number of restricted stock units (RSUs) at a ratio to be determined at the time of exchange.

The preliminary proxy statement we filed today with the U.S. Securities and Exchange Commission describes the proposed option exchange program. Stockholders will vote on this proposal at our Annual Meeting of Stockholders scheduled for February 7, 2012. It is important to note that we can only offer the exchange program if it is approved by our stockholders; if it is not approved, existing stock options will remain in effect according to current terms. In certain non-U.S. jurisdictions, we may not offer the exchange program or may offer the exchange on different terms due to legal or other impediments. If the exchange program is approved, we will have 12 months from the date of approval to determine if and when to implement the exchange. Like any future program that we intend to offer, we cannot guarantee that we will proceed with the exchange program.

For your reference, a copy of the preliminary proxy statement is available at www.sec.gov, or http://investor.dolby.com/sec.cfm. Due to legal requirements surrounding stock option exchange programs, we are not able to provide any further information at this time, other than what is publicly filed in the proxy statement. Please direct all questions regarding the program to:

Michelle Evans – Extension 15-5607

Melissa Los Banos – Extension 15-5049

Marie Suding – Extension 15-4644

We believe that this exchange program, if it proceeds, will provide eligible employees with meaningful choices related to their long-term equity awards.

Best regards,

Andrew Dahlkemper

Senior Vice President, Human Resources

Dolby Laboratories, Inc.

Note: If we proceed with the exchange program, at the time the program begins, we will provide employees who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the program. Employees who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the program. We will also file these written materials with the U.S. Securities and Exchange Commission (SEC) as part of a tender offer statement upon its commencement. Our stockholders will be able to obtain these written materials and other documents, once filed by the Company with the SEC, free of charge at www.sec.gov. Eligible holders of the Company’s stock options may obtain a written copy of the tender offer documents, when available and free of charge, by contacting Sr. Director, Investor Relations, Dolby Laboratories, Inc., 100 Potrero Avenue, San Francisco, CA 94103 or through the Company’s website at www.dolby.com.